SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
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ASSOCIATED ESTATES REALTY CORPORATION

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ASSOCIATED ESTATES REALTY CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The annual meeting of shareholders of Associated Estates Realty Corporation, an Ohio corporation (the "Company"), will be held at The Forum, One Cleveland Center, 1375 E. Ninth St., Cleveland, Ohio 44114, on Wednesday, May 17, 2000, at 10:00 a.m. (EDT) for the following purposes:

1. To elect nine directors, each to serve until the next annual meeting of shareholders and until his successor has been duly elected and qualified; and

2. To transact such other business as may properly come before the meeting.

Only shareholders of record at the close of business on March 24, 2000 will be entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope.

By Order of the Board of Directors,

Martin A. Fishman
Secretary

Dated: March 30, 2000

YOUR VOTE IS IMPORTANT. PLEASE SIGN, DATE AND RETURN YOUR PROXY.

ASSOCIATED ESTATES REALTY CORPORATION

PROXY STATEMENT

We are sending you this proxy statement in connection with the solicitation of proxies to be used at the annual meeting of shareholders of Associated Estates Realty Corporation (the "Company"), to be held at The Forum, One Cleveland Center, 1375 E. Ninth St., Cleveland, Ohio 44114, on Wednesday, May 17, 2000, at 10:00 a.m. (EDT), and at any adjournment of that meeting. This proxy statement and the accompanying notice and proxy are first being sent to shareholders on or about March 30, 2000. The Company's Annual Report to Shareholders for the year ended December 31, 1999 is being sent to you together with this proxy statement.

If you sign, date and return the enclosed proxy, the common shares represented by your proxy will be voted as you specify in the proxy. In the absence of any such specification, they will be voted to elect the directors set forth under the caption "ELECTION OF DIRECTORS."

You may revoke your proxy at any time before it has been exercised by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by giving notice of revocation to the Company in open meeting. Your presence alone at the annual meeting will not be sufficient to revoke your proxy.

This solicitation of proxies is made by and on behalf of the Board of Directors. The cost of solicitation will be borne by the Company. In addition to solicitation of proxies by mail, officers and regular employees of the Company may solicit proxies in person, by telephone or facsimile.

The record date for determining shareholders entitled to notice of and to vote at the annual meeting is March 24, 2000. On that date, the Company had outstanding 19,604,349 common shares. Each common share is entitled to one vote at the annual meeting.

The presence at the meeting, in person or by proxy, of the holders of a number of shares representing a majority of the outstanding voting power of the Company on the record date will represent a quorum. Proxies received by the Company marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

ELECTION OF DIRECTORS

At the annual meeting, unless you specify otherwise, the common shares represented by your proxy will be voted to re-elect Messrs. Adams, Delaney, Friedman, McDonough, Milstein, Mosier, Schwarz, Vogt and Wright. If elected, each nominee will serve as a director until the next annual meeting of shareholders and until his successor is duly elected and qualified.

If for any reason any of the nominees is not a candidate at the time of the election (which is not expected), the common shares represented by your proxy will be voted for the election of a substitute nominee designated by the Board of Directors.

Nominees for Election at the Annual Meeting

Name and Age	Principal Occupation	Director Since
Albert T. Adams, 49	Partner, Baker & Hostetler LLP	1996
James M. Delaney, 65	Consultant	1999
Jeffrey I. Friedman, 48	Chairman of the Board and Chief Executive Officer of the Company	1993
Gerald C. McDonough, 71	Retired	1993
Mark L. Milstein, 37	President of Adam Construction Company	1993
Frank E. Mosier, 69	Retired	1993
Richard T. Schwarz, 48	Partner, Sycamore Partners LLC	1994
Louis E. Vogt, 50	President and Chief Operating Officer of the Company	1999
Larry E. Wright, 52	Private investor	1998

Albert T. Adams has been a partner with the law firm of Baker & Hostetler LLP in Cleveland, Ohio, since 1984, and has been associated with the firm since 1977. Mr. Adams is a director of Dairy Mart Convenience Stores, Inc. and the following real estate investment trusts: American Industrial Properties REIT, Boykin Lodging Company, Captec Net Lease Realty, Inc. and Developers Diversified Realty Corporation.

James M. Delaney has served as a consultant to Deloitte & Touche LLP, a public accounting firm, and AON Risk Services, a risk management firm, since 1997. Mr. Delaney served as office managing partner of Deloitte & Touche, Cleveland, Ohio, from 1989 until his retirement in June 1997, having joined its predecessor firm in 1958.

Jeffrey I. Friedman has been Chairman of the Board and Chief Executive Officer of the Company since its organization in July 1993 and served as the Company's President from the Company's organization to February 2000. Mr. Friedman joined the Company's predecessor, Associated Estates Corporation, an owner and manager of multifamily residential apartment facilities, in 1974. Mr. Friedman is the brother-in-law of Mark L. Milstein.

Gerald C. McDonough served as Chairman and Chief Executive Officer of Leaseway Transportation Corp., a highway transportation company, from 1982 until his retirement in July 1988. Mr. McDonough serves as an independent trustee of The Fidelity Funds and is a director of Commercial Intertech Corp., a manufacturer of commercial hydraulics, custom-engineered buildings and custom and standard metal products, CUNO, Incorporated, a manufacturer of fluid purification products, and York International Corporation, a designer and manufacturer of heating, ventilating, air conditioning and refrigeration products.

Mark L. Milstein has been President of Adam Construction Company, a general contractor, since 1993 and has been a Senior Project Manager for Adam Construction Company since 1988. Mr. Milstein is the brother-in-law of Jeffrey I. Friedman.

Frank E. Mosier served as Vice Chairman of the Advisory Board of BP America Inc., a producer and refiner of petroleum products, from 1991 to 1993. Mr. Mosier was Vice Chairman of BP America Inc. from 1988 until his retirement in 1991 and President and Chief Operating Officer of BP America Inc. from 1986 to 1988. Mr. Mosier serves as a director of Boykin Lodging Company, a real estate investment trust.

Richard T. Schwarz is a partner in Sycamore Partners LLC, a private investment firm focused on investments in specialty chemical companies. Mr. Schwarz was President and Chairman of Combined Industries from September 1997 to January 1998 and was President of Laurel Industries, Inc., a subsidiary of Occidental Petroleum Corporation, from September 1996 to September 1997. Mr. Schwarz was Executive Vice President and General Manager, Antimony Division of Laurel Industries, Inc. from 1983 to August 1996.

Louis E. Vogt has been President and Chief Operating Officer of the Company since February 2000 and prior to that served as Senior Vice President, Operations of the Company since its acquisition of MIG Realty

Advisors, Inc. on June 30, 1998. Prior to that, Mr. Vogt was Senior Vice President and Chief Operating Officer of MIG Realty Advisors, Inc., a real estate advisory firm, from 1992 through the acquisition.

Larry E. Wright is currently retired and a private investor on his own behalf. Mr. Wright was Executive Vice President of the Company from its acquisition of MIG Realty Advisors, Inc. on June 30, 1998 to June 30, 1999 and was Chairman, President and Chief Executive Officer of MIG Realty Advisors, Inc. from 1982 through the acquisition.

Committees of the Board of Directors

The Board of Directors has an Audit Committee, an Executive Compensation Committee, an Executive Committee and a Pricing Committee. The Board of Directors does not have a nominating committee. The Board of Directors held 11 meetings in 1999. In 1999, each member of the Board of Directors attended at least 75% of the meetings of the Board of Directors and the committees of which he was a member.

Audit Committee. The Audit Committee consists of Messrs. McDonough (Chairman), Adams, Delaney, Mosier and Schwarz. The Audit Committee recommends independent public accountants, reviews with the independent public accountants the audit plans and results of the audit, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Audit Committee held four meetings in 1999.

Executive Compensation Committee. The Executive Compensation Committee consists of Messrs. Mosier (Chairman), Adams, Delaney, McDonough and Schwarz. The Executive Compensation Committee determines compensation for the Company's executive officers and administers the Company's equity and incentive plans. The Executive Compensation Committee held four meetings in 1999.

Executive Committee. The Executive Committee consists of Messrs. Friedman (Chairman), Milstein and Wright. The Executive Committee possesses the power of the Board of Directors in the management of the business and affairs of the Company (other than filling vacancies on the Board or any committees of the Board) during intervals between meetings of the Board of Directors. The Executive Committee held two meetings in 1999.

Pricing Committee. The Pricing Committee consists of Messrs. Friedman, Adams and Wright. The Pricing Committee is authorized to approve the price and terms of offerings of the Company's debt and equity securities of up to an aggregate amount of $50 million. The Pricing Committee did not hold any meetings in 1999.

Compensation of Directors

The Company pays an annual fee of $16,000, plus a fee of $1,000 for each Board and committee meeting attended, to its directors who are not employees of the Company. Employees of the Company who are also directors are not paid any director fees. Directors are reimbursed for expenses incurred in attending meetings.

Non-employee directors are permitted to defer all or a portion of their fees pursuant to the Company's Directors' Deferred Compensation Plan. The plan is unfunded and participants' contributions are converted to units, the value of which fluctuates according to the market value of the Company's common shares. As of December 31, 1999, Messrs. Schwarz and Adams each held 7,365.8 units and Mr. Delaney held 2,433.7 units pursuant to the plan.

EXECUTIVE COMPENSATION

Report of the Executive Compensation Committee

Introduction. The Executive Compensation Committee of the Company's Board of Directors (the "Committee") is responsible for determining compensation to be paid to the Company's elected officers. The Committee members are Frank E. Mosier (Chairman), Albert T. Adams, James M. Delaney, Gerald C. McDonough and Richard T. Schwarz. The Committee is also responsible for making major policy decisions

with respect to retirement and other benefit plans and administering the Company's Annual Incentive Plan, Long-Term Incentive Compensation Plan, Share Incentive Plan, Equity-Based Incentive Compensation Plan, Executives' Deferred Compensation Plan and Supplemental Executive Retirement Plan. The Committee carries out its duties working in conjunction with the Company's human resources officer and executive compensation consultants, Watson Wyatt Worldwide.

Executive compensation decisions are guided by the Company's commitments to: (a) create shareholder value and achieve performance objectives, (b) attract and retain top organizational contributors and link their pay to their ability to influence financial and organizational objectives and (c) focus attention on the Company's current priorities and long-term goals.

The key components of the Company's executive compensation program are base salary, annual incentives, longer-term, stock-based incentives and retirement and welfare benefits. Each of these components operates within an integrated total compensation program to ensure that executives are compensated equitably. The total compensation mix attributable to the weighting of each of these components will reflect the competitive market and may be adjusted from time to time to best support the Company's business objectives.

The integrated total compensation package is intended to compensate the Company's officers at the median of the competitive peer group labor market and provide the opportunity to earn incentive-based compensation driven by the accomplishment of performance expectations. The competitive peer group largely corresponds to the peer group identified on page 10. The Committee believes the executive compensation program, in total, is reflective of competitive market practices relative to the peer group.

Base Salary. Base salary serves as the cornerstone for the executive compensation program and recognizes the relative value that an individual's contribution brings to the Company. Executives' base salaries are reviewed annually and adjusted, as appropriate, to reflect changes in the competitive peer group labor market as well as individual performance, range of responsibilities relative to the Company's business plan, demonstrated competencies, value, contribution to the organization, experience and professional growth and development.

Annual Incentives. Annual incentives emphasize pay for performance and serve as a key means of driving annual objectives and priorities. Through the Annual Incentive Plan, executives are rewarded for short-term financial performance and achievement of established corporate objectives. In 1999, the potential for annual incentive opportunities was solely linked to a funds from operations (FFO) per share benchmark. In 1999, funds from operations was defined by the National Association of Real Estate Investment Trusts (NAREIT) as net income applicable to common shares (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property and extraordinary and nonrecurring items, plus depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. Annual incentive opportunities are set at the beginning of each plan year for eligible participants. Incentive opportunities are generally targeted to approximate the Company's competitive peer group labor market. Award payouts may be made in the form of cash, restricted shares or common shares at the discretion of the Committee. Given that the Company did not meet its funds from operations performance benchmarks in 1999, no participant earned a payout under the Annual Incentive Plan.

Long-Term Incentives. Long-term incentive compensation is delivered through the Long-Term Incentive Compensation Plan, Share Incentive Plan and Equity-Based Incentive Compensation Plan. All elected officers are eligible to participate in all of these plans.

The Long-Term Incentive Compensation Plan rewards the achievement of corporate goals that are in the long-term interests of shareholders. The plan is strictly performance-based and focuses on actions of management to improve the Company's business as defined by compounded growth in funds from operations per share over a three-year period. The Committee establishes the funds from operations growth benchmarks at the beginning of each three-year plan cycle based upon the performance expectations of the Company. Awards earned under the plan may be paid in a combination of cash and restricted shares, at the discretion of the Committee. A new three-year cycle of the plan was established in January 1998 following completion of the last performance period in December 1997.

The Equity-Based Incentive Compensation Plan and Share Incentive Plan provide elected officers and other key employees of the Company the opportunity to earn common shares or other equity-based incentives. As part of the total compensation program, the Committee believes that equity-based awards serve as an important means of attracting and retaining executives who are in a position to most directly influence the long-term success of the Company. The Committee also believes that equity-based awards align executives' interests with those of shareholders by reinforcing the risk of ownership and the importance of providing competitive long-term, total returns to shareholders. Awards made under the plans may be in the form of share options, restricted shares or other equity-based awards. Share options are granted at no less than 100% of the current fair market value of the Company's shares on the date of the grant and will only be of value to the extent the Company's share price increases over time. Generally, share options and restricted share awards will vest in installments over no less than a three-year period. In determining whether and in what amount to make grants under the plans, the Committee considers, among other factors, competitive long-term incentive award levels and the scope of responsibility, the anticipated performance and the contribution to the Company of the proposed award recipient. Pursuant to these two plans, in connection with base salary adjustments, restricted share and option grants were made to all elected officers in 1999.

Supplemental Executive Retirement Plan. The Company's Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997 and is administered by the Committee. This non-qualified, unfunded, defined contribution plan extends to elected officers of the Company nominated by the Chief Executive Officer and approved by the Committee. The SERP provides for the Company to make a contribution to the account of each of the participating officers at the end of each plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the Annual Incentive Plan), is set by the Committee at the beginning of each plan year. The contribution is treated by the Company as an unfunded liability until the benefits are paid and a deduction is recognized. The account balances earn interest each year at a rate that is set by the Committee at the beginning of each plan year.

On January 1, 1999, Messrs. Fishman and Friedman were credited with the third one-fifth of the initial contribution balances established for them on January 1, 1997, the SERP's inception date. This balance, payments for which are being spread over a five-year period, gave the participants credit for prior years of service with the Company. In addition, on December 31, 1999, all elected officers received contributions to their SERP accounts.

Each participant's SERP account is vested upon his or her retirement after age 55. In addition, the Committee has the discretion to accelerate vesting upon a participant's separation from the Company prior to age 55. Upon a Change in Control (as hereinafter defined), all of the SERP accounts will be fully credited with the initial contribution if they have not already been credited and each participant will be fully vested. Within 30 days of a Change in Control, the Company must make a cash contribution to an irrevocable "rabbi" trust in an amount necessary to fund fully the SERP accounts. For purposes of the SERP, a Change in Control means the first of the following to occur:

(a) any person or group of commonly controlled persons owns or controls, directly or indirectly, 50% or more of the voting control or value of the capital shares of the Company;

(b) any person or group of commonly controlled persons that owned less than 5% of the voting control or value of the capital shares of the Company within 30 days following consummation of the initial public offering of the Company's common shares owns or controls, directly or indirectly, more than 20% of the voting control or value of the capital shares of the Company; or

(c) the shareholders of the Company approve an agreement to merge or consolidate with another corporation or other entity resulting (whether separately or in connection with a series of transactions) in a change in ownership of 20% or more of the voting control or value of the capital shares of the Company or an agreement to sell or otherwise dispose of all or substantially all of the assets (including, without limitation, a plan of liquidation or dissolution) or otherwise approve a fundamental alteration in the nature of the Company's business.

Executives' Deferred Compensation Plan. The Company's Executives' Deferred Compensation Plan was adopted by the Board of Directors effective July 1, 1999. This plan was implemented to allow elected officers the option of deferring receipt of compensation otherwise payable to them by the Company for their services. Deferred amounts are converted to Company common share equivalents based on the fair market value of the shares on the date compensation would otherwise be paid. Distributions under the plan are paid in common shares, which are subject to the terms of the Company's Equity-Based Incentive Compensation Plan.

Severance Plan. In February 1999, the Committee adopted a general policy regarding certain elected officers terminated by the Company without cause. Upon an executive's termination, he or she will receive as severance compensation an amount equal to one year's salary, a pro rated portion of the executive's bonus under the Annual Incentive Plan, payment of his or her health benefits for one year and outplacement services. In exchange for this severance, the Company will negotiate a standard agreement and release with the executive.

Chief Executive Officer Compensation. The base compensation for Jeffrey I. Friedman was established and is administered pursuant to an employment agreement entered into between Mr. Friedman and the Company as of January 1, 1996. For 1999, Mr. Friedman earned a base salary of $458,480, which represented no change from 1998. In February 2000, the Executive Compensation Committee accepted Mr. Friedman's recommendation that his base salary for the year 2000 be reduced by $100,000, effective February 28, 2000. This recommendation was based on Mr. Friedman's assessment of the Company's need to reduce overhead expenses and was made in conjunction with several other overhead-related decisions throughout the Company.

Mr. Friedman's employment agreement provides for a performance bonus based upon annual performance benchmarks tied to funds from operations, consistent with the Annual Incentive Plan in which the other elected officers participate. Mr. Friedman did not earn a bonus in 1999 under his annual performance program. Mr. Friedman did receive both an option and a restricted share grant, along with all other elected officers, during 1999. These grants are set forth in the Summary Compensation Table.

Executive Compensation Committee

Frank E. Mosier, Chairman
James M. Delaney
Richard T. Schwarz
Albert T. Adams
Gerald C. McDonough

Summary Compensation Table

The following table sets forth information with respect to the compensation earned by or paid to the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers who served in such capacities as of December 31, 1999.

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($) (1)	Stock Options (#)	All Other Compensation ($) (2)
Jeffrey I. Friedman	1999	458,480	–0–	42,000	54,000	72,654
Chairman, President and	1998	458,480	–0–	–0–	–0–	65,750
Chief Executive Officer (3)	1997	458,480	–0–	–0–	250,000	72,701
James A. Coté	1999	275,000	84,155	34,650	44,000	17,427
Vice President; President, MIG II Realty Advisors, Inc.	1998 (4)	137,500	–0–	–0–	50,000	–0–
Louis E. Vogt	1999	225,000	12,500	34,650	44,000	23,784
Senior Vice President, Operations (3)	1998 (4)	112,500	–0–	–0–	50,000	–0–
Martin A. Fishman	1999	200,000	–0–	23,100	28,000	38,422
Vice President, General	1998	182,450	–0–	–0–	–0–	33,974
Counsel and Secretary	1997	161,000	–0–	10,015	70,000	32,567
Kathleen L. Gutin Treasurer, Vice President and Chief Financial Officer (5)	1999	175,000	10,000	23,100	28,000	28,682

(1) For 1999, constitutes a grant of 4,000, 3,300, 3,300, 2,200 and 2,200 restricted common shares, respectively, for Messrs. Friedman, Coté, Vogt and Fishman and Ms. Gutin on February 16, 1999, which had a market value as of December 31, 1999 of $31,250, $25,781, $25,781, $17,188 and $17,188, respectively. These shares are subject to restrictions on forfeiture for a period of nine years from the date of grant, subject to acceleration upon the Company's achievement of financial benchmarks. The closing market price of the Company's common shares on the date of grant was $10.50. For 1997, constitutes a grant of 439 common shares to Mr. Fishman on December 3, 1997, which are subject to restrictions on transfer and forfeiture for a period of three years from the date of grant, and which had a market value as of December 31, 1999 of $3,430. The closing market price of the Company's common shares on the date of grant was $22.8125. Dividends are payable on the restricted shares.

(2) Each entry for Messrs. Friedman and Fishman reflects one-fifth of the initial contribution to such officer under the Supplemental Executive Retirement Plan plus an additional contribution allocable to that year and interest earned on the account balances. For 1999, the contributions for Mr. Friedman and Mr. Fishman were $27,509 and $12,000, respectively. The entries for Messrs. Vogt and Coté and Ms. Gutin include a contribution to such officer under the Supplemental Executive Retirement Plan allocable to 1999 of $16,380, $13,292 and $10,228, respectively. In addition, the entries include for Messrs. Vogt and Coté and Ms. Gutin the Company matching contribution under its 401(k) plan of $1,047, $1,518 and $1,518, respectively, and include for Mr. Vogt and Ms. Gutin the payment of accrued vacation time of $8,974 and $16,826, which was payable upon the Company's termination of its policy permitting vacation accruals as to certain officers.

(3) Mr. Friedman was replaced as President on February 24, 2000, with the election of Mr. Vogt as President and Chief Operating Officer. Mr. Friedman continues to serve as Chairman and Chief Executive Officer of the Company.

(4) Messrs. Coté and Vogt became employees of the Company on July 1, 1998 in connection with the Company's merger with MIG Realty Advisors, Inc.

(5) Ms. Gutin was elected Treasurer and Chief Financial Officer effective January 8, 1999. Prior to that, Ms. Gutin was Chief Information Officer of the Company.

Option Grants in 1999

The following table sets forth information with respect to options to purchase common shares granted by the Company during 1999 to executive officers named in the Summary Compensation Table:

Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in 1999	Exercise of Base Price ($/Sh)	Expiration Date	Grant Date Present Value(1)
Jeffrey I. Friedman	54,000	7.62	$12.50	2/16/09	$13,500
James A. Coté	44,000	6.21	$12.50	2/16/09	$11,000
Louis E. Vogt	44,000	6.21	$12.50	2/16/09	$11,000
Martin A. Fishman	28,000	3.95	$12.50	2/16/09	$ 7,000
Kathleen L. Gutin	28,000	3.95	$12.50	2/16/09	$ 7,000

(1) Based on a Black Scholes pricing model, using a volatility assumption of 25.9821% based on the Company's historical weekly stock price history from November 1993 through the date of the grant, a risk-free rate of return of 6.3%, a dividend yield of 14.9256% based on the weighted average annual dividend yield for 1998 and 1999, and a term of eight years.

Aggregated Option Exercises in 1999 and 1999 Year-End Option Values

The following table sets forth information with respect to options to purchase common shares exercised during 1999 by the executive officers named in the Summary Compensation Table and the number and value of options held on December 31, 1999.

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Unexercised Options at 1999 Year-End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 1999 Year-End($) Exercisable/ Unexercisable(1)
Jeffrey I. Friedman	–0–	N/A	300,000/204,000	–0–/–0–
James A. Coté	–0–	N/A	10,000/84,000	–0–/–0–
Louis E. Vogt	–0–	N/A	10,000/84,000	–0–/–0–
Martin A. Fishman	–0–	N/A	48,000/70,000	–0–/–0–
Kathleen L. Gutin	–0–	N/A	6,000/50,156	–0–/–0–

(1) Based upon a December 31, 1999 closing price of $7.8125.

Employment and Severance Agreements

The Company has a three-year employment agreement with Jeffrey I. Friedman. This agreement, dated January 1, 1996, as amended, is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. Pursuant to this agreement, Mr. Friedman is required to devote to the Company his entire business time and may engage in future real estate activities only through the Company. In addition, Mr. Friedman is prohibited from competing with the Company for a period of three years following termination of employment. The agreement provides for an annual base salary, which is currently $358,480 per annum, as well as the use of an automobile,

membership in a golf club and a business club, an allowance of up to $10,000 annually for financial planning and tax return preparation service, and certain additional compensation. The agreement provides for an annual performance bonus of up to 100% of Mr. Friedman's annual base salary based on the Company achieving certain funds from operations benchmarks. The agreement contains a provision that upon a change in control (defined identically to the change in control provision in the Supplemental Executive Retirement Plan), Mr. Friedman is entitled to severance pay in a lump sum equal to the greater of the amount of unpaid base salary for the then unexpired term of his employment agreement or one year's base salary at the then effective annual rate of salary, plus, in either case, pro rata bonus amounts and accrued benefits.

On January 26, 2000, the Company entered into an Amended and Restated Confidentiality and Noncompete Agreement with James A. Coté. Under the terms of the agreement, Mr. Coté will receive a two-year severance arrangement if he is terminated without cause or if his employment terminates because the Company substantially alters its principal line of business from real estate-related activities. The Agreement imposes certain confidentiality and non-competition obligations on Mr. Coté during his employment and for two years following termination of his employment.

The Company has a policy of paying severance to certain elected officers, including the executive officers named in the Summary Compensation Table, terminated by the Company without cause. Under the severance policy, upon the elected officer's termination, he or she will receive as severance compensation an amount equal to one year's salary, a pro rated portion of the executive's bonus under the Annual Incentive Plan, payment of his or her health benefits for one year and outplacement services. In exchange for this severance, the Company will negotiate a standard agreement and release with the executive.

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee are Frank E. Mosier (Chairman), Albert T. Adams, James M. Delaney, Gerald C. McDonough and Richard T. Schwarz. For a discussion of the relationship between the Company and Mr. Adams, see "CERTAIN TRANSACTIONS."

Performance Graph

A line graph comparing the cumulative total return of a hypothetical investment in the Company's common shares with the cumulative total return of a hypothetical investment in each of the Standard & Poor's Composite 500 Index, the NAREIT All Equity REIT Index and a peer group of multifamily equity REITs identified by the Company. The comparison is based on the respective market prices of each such investment on the dates shown below, assuming an initial investment of $100 on January 1, 1994 and the reinvestment of dividends.

Comparison of the Cumulative Total Return
AERC Common Shares and S&P Composite 500,
NAREIT All Equity REIT and Peer Group Indices



Associated Estates Realty Corporation
S&P 500
NAREIT All Equity REIT Index
Associated Estates Peer Index
Index Value
400
350
300
250
200
150
100
50
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99
Associated Estates Realty Corporation	100.00	111.32	133.91	144.93	81.26	60.15
S&P 500	100.00	137.58	169.03	225.44	289.79	350.78
NAREIT All Equity REIT Index	100.00	115.27	155.92	187.51	154.69	147.54
Associated Estates Peer Index	100.00	112.46	151.88	176.86	161.27	179.72

(a) The peer group consists of: The Company, AMLI Residential Properties, Apartment Investment & Management Company, Archstone Communities Trust, AvalonBay Communities, Inc., BRE Properties, Inc., Camden Property Trust, Equity Residential Property Trust, Essex Property Trust, Inc., Gables Residential Trust, Grove Property Trust, Home Properties of New York, Mid-America Apartment, Post Properties, Inc., Summit Properties, Inc., Charles E. Smith Residential, Town & Country Trust, United Dominion Realty Trust and Walden Residential Properties. The Company's peer group in 1999 also included Berkshire Realty Corp. and Irvine Apartment Communities, but did not include Apartment Investment and Management Company and Grove Property Trust. Deletions from the peer group are the result of the deleted companies no longer being publicly traded. The Company made additions to the peer group to include a company with an investment advisory focus, which has become a "peer" properly included in the peer group as a result of the Company's acquisition of MIG Realty Advisors, Inc., and to include a company traded on an exchange other than the New York Stock Exchange.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of common shares of the Company as of February 29, 2000 (except as otherwise indicated in the footnotes below), by: (a) the Company's Chief Executive Officer and the other executive officers named in the Summary Compensation Table; (b) the Company's directors; (c) each other person who is known by the Company to own beneficially more than 5% of the outstanding common shares (based on filings with the Securities and Exchange Commission); and (d) the Company's executive officers and directors as a group. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all common shares set forth opposite their names.

Name (and Address) Of Beneficial Owner	Number of Common Shares Beneficially Owned	Number of Common Shares Subject to Options Currently Exercisable or Exercisable Within 60 Days	Total	Percent of Class
Albert T. Adams	2,000	10,000	12,000	*
James A. Coté	70,724	10,000	80,724	*
James M. Delaney	1,000	–0–	1,000	*
Martin A. Fishman	5,537	48,000	53,537	*
Jeffrey I. Friedman(1)	992,212	300,000	1,292,212	6.35
Kathleen L. Gutin	3,200	6,000	9,200	*
Gerald C. McDonough	3,500	11,250	14,750	*
Frank E. Mosier	4,500	11,250	1,028,453	*
Mark L. Milstein(2)	1,028,453	–0–	15,750	5.13
Richard T. Schwarz(3)	46,751	11,250	58,001	*
Louis E. Vogt	37,396	10,000	47,396	*
Larry E. Wright	172,287	–0–	172,287	*
Robert Milstein(4)	1,368,324	N/A	1,368,324	6.82
All Executive Officers and Directors as a Group (12 persons)	2,367,560	417,750	2,785,310	13.61

* Less than 1%.

(1) Includes 399,865 common shares owned of record by Susan M. Friedman, Mr. Friedman's wife, 15,000 common shares owned beneficially or of record by Mr. Friedman's children, and 18,485 common shares owned beneficially by a trust of which Mr. Friedman is a trustee. The beneficiaries of the trust are certain charities and members of Mr. Friedman's family. Mr. Friedman's address is 5025 Swetland Court, Richmond Heights, Ohio 44143.

(2) Consists of common shares held in a revocable trust of which Mark L. Milstein is the sole trustee. Mr. Milstein's address is 4350 Renaissance Parkway, Suite D, Warrensville Heights, Ohio 44128.

(3) Includes 450 common shares held by Mr. Schwarz's children.

(4) Mr. Milstein's address is 7777 Forest Lane Rd., Suite C618, Dallas, Texas 75230.

CERTAIN TRANSACTIONS

Albert T. Adams, a director of the Company, is a partner in Baker & Hostetler LLP. Baker & Hostetler LLP has been retained by the Company to perform legal services on its behalf, and the Company expects that Baker & Hostetler LLP will continue to provide such services during 2000.

In May 1997, the independent directors of the Company approved a loan in the aggregate amount of $3,342,000 from the Company to Jeffrey I. Friedman. Mr. Friedman used the proceeds of the loan to purchase 150,000 common shares of the Company from Mark Milstein. The loan is evidenced by two promissory notes entered into on May 23, 1997. The notes bear interest, payable quarterly, at an interest rate equal to the London Inter-Bank Offered Rate (LIBOR) plus 1.4% with the principal due May 1, 2002. As of March 1,

2000, the interest rate under the notes was 7.32563% per annum. The loan is secured, in part, by 150,000 common shares.

In the normal course of its management business, until March 1999, the Company followed a practice of advancing funds on behalf of, or holding funds for the benefit of, affiliates that own real estate properties managed by the Company or one of its subsidiaries. Consistent with that practice, the Company advanced funds to Euclid Medical and Commercial Arts, an Ohio limited partnership, in connection with the Company's management of the Euclid Medical and Office Building. The largest amount of indebtedness outstanding from Euclid Medical and Commercial Arts during 1999 was $1,180,000. As of February 29, 2000, $729,000 of that indebtedness was still outstanding. The general partner of Euclid Medical and Commercial Arts is Metro City No. 1, an Ohio general partnership. Jeffrey I. Friedman, the Company's Chief Executive Officer and Chairman of the Board, Mark Milstein, a director of the Company, and Mr. Milstein's siblings (including Mr. Friedman's wife) are general partners of Metro City No. 1, along with several non-affiliated partners. On or about July 31, 1998, Metro City No. 1 made a capital call to its partners requesting funds to repay Euclid Medical and Commercial Arts' obligation to the Company. Messrs. Friedman and Milstein and Mr. Milstein's siblings have all paid their proportionate shares of the capital call, but the remaining non-affiliated partners have refused to do so. The Company no longer manages the property. The Company filed a lawsuit against Euclid Medical and Commercial Arts and Metro City No. 1 in January 2000 seeking reimbursement.

On June 30, 1998, the Company consummated a merger with MIG Realty Advisors, Inc. and the related acquisition of eight multifamily properties and one development property. In connection with the merger, the Company also acquired the property management businesses of several of MIG Realty Advisors' affiliates and the right to receive asset management fees, including disposition and incentive fees, payable to MIG Realty Advisors upon the sale of certain properties owned by advisees of MIG Realty Advisors. A portion of the merger consideration was contingent and subject to the achievement of specified performance criteria. In addition, the merger agreement provided for an adjustment to the consideration paid based on assets and liabilities assumed by the Company in connection with the merger. Accordingly, in 1999, the Company issued 32,765, 13,450 and 7,203 common shares to Messrs. Wright, Coté and Vogt, respectively, as consideration under the merger agreement. After giving effect to known price adjustments, contingent consideration potentially payable to the former stockholders of MIG Realty Advisors, in the aggregate, on June 30, 2000 is approximately $2.98 million, payable in common shares, of which $872,935 is based on the average closing price of the common shares for the 20 trading days immediately preceding the date the consideration is to be paid and $2,109,982 is based on a closing price of $23.63 pursuant to the merger agreement.

In October 1999, the Company settled some of the purchase price adjustments relating to the assets and liabilities assumed in connection with the MIG Realty Advisors, Inc. merger. The merger agreement provided that the adjustments would be determined on the first anniversary of the merger. Accordingly, the Company paid a net of approximately $1.25 million with respect to the purchase price adjustments, of which $642,500, $263,750 and $141,250, respectively, was paid to Messrs. Wright, Coté and Vogt. The consideration paid was funded by proceeds from the sale, at face value (including accrued interest) of a note receivable to the former stockholders of MIG Realty Advisors, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and beneficial owners of more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission and New York Stock Exchange initial reports of ownership and reports of changes in ownership of common shares and other equity securities of the Company. Directors, executive officers and 10% owners are required by Securities and Exchange Commission regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a). To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company, during the fiscal year ended December 31, 1999, all Section 16(a) filing requirements applicable to its executive officers, directors and 10% owners were met.

SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

PricewaterhouseCoopers LLP served as independent public accountant to the Company in 1999. A representative of PricewaterhouseCoopers LLP is expected to be present at the annual meeting and will answer appropriate questions from shareholders. The independent public accountant to the Company for 2000 has not yet been chosen. The Company is currently soliciting bids from various public accounting firms, including PricewaterhouseCoopers LLP, to serve as independent public accountant to the Company in 2000.

SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

If a shareholder desires to have a proposal included in the Company's proxy statement and form of proxy for the 2001 annual meeting of shareholders, the proposal must conform to the applicable proxy rules of the Securities and Exchange Commission concerning the submission and content of proposals and must be received by the Company prior to the close of business on December 2, 2000. In addition, if a shareholder intends to present a proposal at the Company's 2001 annual meeting without the inclusion of the proposal in the Company's proxy materials and written notice of the proposal is not received by the Company on or before February 14, 2001, proxies solicited by the Board of Directors for the 2001 annual meeting will confer discretionary authority to vote on the proposal if presented at the meeting. Shareholders should submit proposals to the executive officers of the Company, 5025 Swetland Court, Richmond Heights, Ohio 44143, Attention: Secretary. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS

If the enclosed proxy is properly executed and returned to the Company, the persons named in it will vote the shares represented by such proxy at the meeting. The form of proxy permits you to specify how the persons named in the proxy will vote your shares in the election of directors or permits you to withhold authority to vote in the election of directors. If you do not specify how your shares should be voted, your shares will be voted to elect the directors as set forth under "ELECTION OF DIRECTORS." Assuming a quorum is represented, director nominees who receive the greatest number of affirmative votes will be elected directors. Abstentions and broker non-votes will therefore not affect the results of the election.

If any other matters properly come before the meeting, the persons named in the proxy will vote on those matters in accordance with their judgment. Management does not know of any other matters that will be presented for action at the meeting. For each other item that properly comes before the meeting, the vote required will be determined by applicable law, New York Stock Exchange requirements and the Company's governing documents.

ASSOCIATED ESTATES REALTY CORPORATION

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Jeffrey I. Friedman and Martin A. Fishman and each of them, the attorneys and proxies of the undersigned with full power of substitution to vote as indicated herein, all the Common Shares of Associated Estates Realty Corporation held of record by the undersigned on March 24, 2000, at the Annual Meeting of Shareholders to be held on May 17, 2000, or any adjournment thereof, with all the powers the undersigned would possess if then and there personally present.

1. ☐ FOR or ☐ WITHHOLD AUTHORITY to vote (except as marked to the contrary below) for the election of each of the nominees for Director listed below:

Albert T. Adams, James M. Delaney, Jeffrey I. Friedman, Gerald C. McDonough, Mark L. Milstein, Frank E. Mosier, Richard T. Schwarz, Louis E. Vogt and Larry E. Wright

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space provided below)

2. In their discretion, to vote upon such other business as may properly come before the meeting.

(Continued on reverse side)

(Continued from other side)

This proxy when properly executed will be voted as specified by the shareholder. If no specifications are made, the proxy will be voted to elect the nominees described in item 1 above.

Receipt of Notice of Annual Meeting of Shareholders and the related Proxy Statement dated March 30, 2000, is hereby acknowledged.

Dated ____________________, 2000

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Signature(s) of Shareholder(s)

Please sign as your name appears hereon. If shares are held jointly, all holders must sign. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Proxy Card